Exhibit 99.1

QUARTERLY ACTIVITIES REPORT

For the period ending 31 March 2025

Highlights

•  Ioneer closes upsized US$996 million loan from U.S. Department of Energy to accelerate domestic critical mineral production. Demonstrating the strategic importance in developing a domestic critical mineral supply chain.

•  45% increase in Rhyolite Ridge South Basin Mineral Resource Estimate. 510 million tonnes (Mt) containing 3.97 Mt of lithium carbonate equivalent and 14.66 Mt of boric acid equivalent – all within the fully permitted Project boundary.

•  Planning for a Strategic Partnering Process has begun. Goldman Sachs engaged to assist in the process.

Tuesday, 15 April 2025 – Ioneer Ltd (“Ioneer” or “the Company”) (ASX: INR, Nasdaq: IONR), an emerging lithium-boron supplier, is pleased to report on its activities for the quarter ending 31 March 2025 and provide an update on the development of its 100%-owned Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada (“Rhyolite Ridge Project” or “the Project”).

Bernard Rowe, Ioneer’s Managing Director, said “The March quarter provided both the highs of closing the DOE loan and announcing a 45% increase in our Mineral Reserves Estimate, offset by Sibanye-Stillwater’s decision to withdraw from the Project and continuing low lithium commodity prices. The updated Resource reinforces the remarkable flexibility of Rhyolite Ridge’s unique mineralogy. It allows Ioneer to match prevailing market conditions and blend our ore to produce a valuable boric acid co-product, whose market is separate from the Project’s primary lithium product. No other lithium project has this flexibility and economic advantage.“

In commenting on the close of the U.S Department of Energy loan, Ioneer Executive Chairman, James D. Calaway said “The need for domestically sourced and processed lithium and boron has never been greater. The United States requires Rhyolite Ridge and more projects like it if we want secure domestic critical mineral production. It’s as simple as that. We’re thrilled to provide these critical battery components to the American manufacturing supply chain. Rhyolite Ridge is fully permitted and more than 70% engineering complete. This loan demonstrates the United States’ confidence in and importance of our lithium-boron mine project.”

Close of upsized US$996 million loan from U.S. Department of Energy

In January 2025, Ioneer announced the closing of a US$996 million loan from the U.S. Department of Energy (DOE) Loan Programs Office (LPO)1 under the Advanced Technology Vehicles Manufacturing (ATVM) program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada.

The $996 million loan ($968 million principal and $28 million in capitalised interest) is a $268 million increase in loan principal from the January 2023 conditional loan commitment. The investment supports American manufacturers and aims to help rebalance the global supply of lithium and boron production and processing currently dominated by China and Turkey, respectively.

Once operational, Rhyolite Ridge will power an estimated 370,000 electric vehicles per year, create an estimated 500 jobs during construction and 350 high paying jobs during its decades in operation and become the first new U.S. boron mine in close to a century.

The project will generate dual revenue from lithium and boron produced directly at the mine site and contribute to establishing a sustainable lithium loop in Nevada, ensuring the recycling and reuse of the critical minerals.

In the quarter, Ioneer submitted monthly reports for January and February 2025 to the DOE as required under the loan agreement. Separate workstreams have been established to monitor and close conditions precedent to the first draw, and to develop quarterly and annual reporting templates. Monthly meetings with the DOE Loan Programs Office have been established to ensure appropriate channels of communication and collaboration between the parties.

Increase in Mineral Resource Estimate

In March, the Company announced a 45% increase in the Mineral Resource Estimate2 for the Project. The estimate included new data from twelve drill holes completed in 2024. The 2025 Mineral Resource is located entirely within the fully permitted Project area approved by the United States government in October 2024 and supported by the closed $996 million loan from the U.S. Department of Energy’s Loan Programs Office.

Ioneer expects inclusion of the additional drill holes and the associated update to the geological model to strengthen the Project’s economics as these drill holes contain the highest-grade lithium mineralisation within the B5 unit (Stream 1) observed to date. Furthermore, this mineralisation is shallow and relatively flat lying, which is expected to reduce mining costs in this area.

The Mineral Resource will be used as the basis for the pending Ore Reserve estimate and related mine plan and Project economics. The updated Resource is expected to materially increase the Ore Reserve due to conversion of a significant proportion of Inferred Resource into the Measured and Indicated categories (Inferred Resource cannot be included in an Ore Reserve).

1 See ASX announcement titled “Rhyolite Ridge Lithium-Boron Project closes upsized US$996 million loan from U.S. Department of Energy to accelerate domestic critical mineral production” dated 20 January 2025. First draw on the loan is subject to ioneer meeting a number of Conditions Precedent.
2 See ASX announcement titled “February 2025 Rhyolite Ridge Lithium-Boron Mineral Resource Estimate” dated 5 March 2025.

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The updated South Basin Mineral Resource Estimate comprises:

•	Total Mineral Resource of 510 Mt

•	Contained lithium carbonate equivalent (LCE) of 3.97 Mt

•	Contained boric acid equivalent (BAE) of 14.66 Mt

•	Measured & Indicated Resource for Stream 1 of 152 Mt

•	Measured & Indicated Resource for Streams 1 & 2 of 366 Mt

The Mineral Resource is being reported as three separate streams.  Streams 1 and 2 are both suitable for vat leach processing as shown below.  Due to the high clay content of Stream 3, it cannot be processed through the same vat leach flowsheet other than by blending minor amounts with Stream 1 and 2 materials.

•	Stream 1 – lithium mineralisation with high-boron and low-clay content 179Mt Resource containing 1.54Mt Lithium Carbonate and 12.00Mt Boric Acid.

•	Stream 2 – lithium mineralisation with low-boron and low-clay content 274Mt Resource containing 1.78Mt Lithium Carbonate and 2.25Mt Boric Acid.

•	Stream 3 – lithium mineralisation with low-boron and high-clay content 58Mt Resource containing 0.64Mt Lithium Carbonate and 0.41Mt Boric Acid.

Sibanye-Stillwater withdrawal from the Rhyolite Ridge Joint Venture

In February, Ioneer announced it had received notification from Sibanye-Stillwater Ltd that its Board of Directors had decided not to proceed with the proposed Project joint venture3.

The Unit Purchase and Subscription Agreement (the relevant joint venture agreement) between Ioneer and Sibanye-Stillwater Ltd has been terminated.

Ioneer was pleased to have this pending matter resolved and remains focused on bringing this world-class project online. The Company has re-engaged Goldman Sachs and commenced preparation for a strategic partnering process to secure a strong equity partner who can help see the Project into production.

3 See ASX announcement titled “Ioneer Provides Update on Status of Rhyolite Ridge Lithium-Boron Project Joint Venture” dated 26 February 2025.

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Update to Estimated Project Timeline

Ioneer’s estimated timing* for the Rhyolite Ridge Lithium-Boron Project is as follows:

Milestone	Targeted timing	Note
Release of Reserves Update and Project Economics	May 2025	Based on current management targets.
Targeted commencement of Strategic Partner process	2Q 2025	Planning for the strategic partnering process has begun. The process is expected to commence in Q2 2025, following the release of the Reserves update.
Targeted Final Investment Decision (FID)	TBA	Dependent on outcomes of Strategic Partnering Process and requirement to refresh Project economics.
Construction	Circa 36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.

*As of the date of this quarterly, and subject to change.

Rhyolite Ridge Permitting

National Environmental Policy Act (NEPA) Permitting Process

The Bureau of Land Management (BLM) issued a favourable Record of Decision (ROD) on 24 October 2024, authorizing the Plan of Operations and completing the National Environmental Policy Act (NEPA) process.

Later that same month, the Center for Biological Diversity (CBD) filed a federal lawsuit against the BLM decision. In November 2024, Ioneer filed a motion to intervene and join the federal government in its defence, which the court allowed in January 2025. Preliminary filings are expected to occur in late Q2 2025.

Sales & Marketing

Lithium Market and Price

Electric Vehicle (EV) sales in 2025 are forecasted to reach 22 million units, reflecting a 24% year-on-year (y-o-y) or 4-million-unit increase compared to 2024. The Battery Electric Vehicles (BEV) and Plug-in Hybrid Electric Vehicles (PHEV) penetration rate reached 19% in 2024 compared to 4% in 2020.

In China, extended car trade-in subsidies in 2025 are expected to drive strong EV sales. In Europe, EU emissions targets are expected to continue to boost EV sales. In the USA, the removal of the EV tax credits is expected to reduce EV sales.

Benchmark Minerals expects global lithium demand to rise by 12.89% from 1,156kt LCE in 2024 to 1,419kt LCE in 2025, with supply expected to grow from 1.2Mt to 1.5Mt LCE equivalent, increasing by 301kt or 25% y-o-y from 2024, including recycling.

As a result, the market is anticipated to have a surplus of 83 kt LCE in 2025, which was previously expected to be balanced, keeping prices subdued for most of 2025. Benchmark forecast 2026 prices to rebound in the second half; however, Wood Mackenzie expects surplus to peak in 2027 and reduce to 2029. Benchmark predicts a deficit for 2029, Wood Mackenzie a deficit by 2030, although slowly growing demand is expected to moderate its magnitude.

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Prices will remain under pressure in 2025 as supply continues to outpace demand. Benchmark forecasts the average price for battery-grade lithium chemicals to be $10.4/kg (CIF Asia). Midterm prices for 2029–2030 are predicted to peak at US$23/kg for lithium carbonate and US$1,750/t for spodumene due to entering a period of market deficit.

Boric Acid Market and Price

The global boric acid market moved from equilibrium in 2024 to a slight oversupply in Q1 2025, with Asian prices decreasing by 2-3% in Q1 2025 compared to the previous quarter. In North America, there was no change in prices. China, the largest borate market with 51% global market share, reported a boric acid import volume increase from 235 kt in 2024 to 312 kt in 2025, a 13.65% increase y-o-y.

Two factors led to China’s import growth: demand increase and local 2-step boric acid producers’ reduced volume due to a tight feedstock, the sodium pentahydrate borate market. TFT for display and Ferro boron demand in EV motors (permanent magnets) and boron carbide for the defence industry led to the demand growth.

In comparison, Korean and Taiwanese TFT demand declined, continuing a production shift to China, where a key display producer exists.

Environmental, Health, Safety & Sustainability (EHSS) Program

Sustainability Road Mapping /External Disclosure Alignment

Ioneer has committed to participate in the S&P Global 2025 Corporate Sustainability Assessment with a submission of information due in October 2025, followed by the S&P Global Assessment Report, due in late Q4 2025.

Environmental Regulatory Compliance

Ioneer continues to maintain compliance with the issued State of Nevada Water Pollution Control Permit, Class 2 Air Permit and newly acquired State Reclamation permit. No compliance issues were noted during the quarter and Ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.

Ioneer submitted an application to modify the State of Nevada Water Pollution Control Permit to align it with the revised, and federally approved, Mine Plan of Operations. Ioneer received technical comments from the State Regulatory Branch and responded during the quarter. A draft permit is expected to be released for public review in the first half of 2025.

Similarly, Ioneer submitted an application to modify the Class II Air Permit to the State in October 2024 to align it with the revised Mine Plan of Operations. The State deemed the application administratively complete in November and the 60-day technical review period is complete. A draft permit is expected to be released for public review in Q2 2025.

Health & Safety

During the quarter, Ioneer reported no lost time incidents, first aid incidents, or fatalities for Ioneer staff.

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Tiehm’s buckwheat

Tiehm’s buckwheat conservation efforts continued during the quarter and focussed on seed collection and preparation for the upcoming growing season.  These activities are being conducted at the Company’s dedicated greenhouse in Nevada.  The Company continues to demonstrate the ability to grow and reproduce Tiehm’s buckwheat from seed in a variety of soil types including soils that are low in both lithium and boron. This bodes well for future out-planting at and near the Rhyolite Ridge site, including on disturbed soils associated with past and future mining activities.

Community & Tribal Nations

Ioneer continues to engage with local communities and Tribal Nations to address any environmental and social concerns and enhance local economic opportunities.

During the quarter, the Company held listening sessions with community members and completed a comprehensive Development Agreement between Esmerelda County and Ioneer, which was subject to a public hearing in March and approved by the County Commission on 2 April.

The State of Nevada Historic Preservation Office in coordination with the BLM and local Tribes have finalized the Historic Properties Treatment Plan, a key component of the Archaeological Resources Protection Act Permit. It is expected to be issued in Q2 2025 for signature.

Engineering

During the quarter, the engineering team continued to work toward completing updated resource and reserve estimates, revised mine plan and capex/opex estimates.  In parallel, work continued on a number of value enhancement projects following the large increase in the resource estimate.

Organic Growth Projects

EcoPro Lithium Clay Project

The EcoPro Lithium Clay R&D project has shown promising progress in 2024 and demonstrated positive momentum in balancing lithium recovery and impurity removal with reduced sulfuric acid consumption or cost.

The current work plan is to complete the sulfuric acid leaching process and economic assessment by the end of H1 2025 and the calcining process by November 2025.

Beacon Hill (North Basin) Growth Project

The Beacon Hill Project is located 5km north of the South Basin.

Ioneer restarted study into the development routes for Beacon Hill building on the growth study that was completed in 2023. Scoping level test work was completed focussed on assessing beneficiation potential and subsequent leach performance.

Corporate Activities

During the quarter, Ioneer participated in several industry and investor events, including:

•	BMO Metals and Mining, and Critical Minerals Conference, February 2025.

•	Bell Potter Unearthed Conference 2025, February 2025.

•	Ord Minnett Small and Mid-Cap Mining Conference, March 2025.

•	Prospectors and Developers Conference, March 2025.

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Strategic Partnering Process

With the close of the DOE loan, ioneer has relaunched a strategic partnering process in search of a partner that can help accelerate the development of Rhyolite Ridge. The Company has re-engaged Goldman Sachs to assist, with the formal process expected to commence in Q2 2025.

Upcoming Work Program

The work program over the coming months includes:

•	Advancing modifications to State Permits required by the approved Plan of Operations.

•	Finalising updated Reserve and Project financial estimates including capex/opex updates.

•	Complete a strategic partnering process for the Rhyolite Ridge Project

•	Make a “Final Investment Decision”

ASX Additional Information

The Company provides the following information pursuant to ASX Listing Rule requirements.

1.
ASX LR 5.3.1: Exploration and Evaluation Expenditure during the quarter was US$1.9 million. Details of the exploration activity are set out in this report.  A breakdown of the expenditure is shown below:

Expenditure	US$’000
Exploration	0
Engineering	814
Environmental	860
Sales & Marketing	68
Other	195
Total	1,937

2.	ASX LR 5.3.2: The Company confirms there were no production or development activities during the quarter.

3.
ASX LR 5.3.5: Related party payments for the quarter totalled US$285,000 comprising salaries and fees for the Company’s executive and non-executive directors.  No other payments were made to any related parties of the entity or their associates.

4.	ASX LR 5.3.3: INR confirms that it has not acquired tenements during the quarter (see Appendix 1).

Capital Structure

Total cash and cash equivalents as of 31 Match 2025, was US$14.1 million of which 35% was held in USD with the balance held in AUD.  Several one-off expenditures were incurred in the quarter including, the repayment of $1.2 million in debt to Sibanye-Stillwater, and legal fees and establishment costs associated with the loan from U.S. Department of Energy of $3.3 million.

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At the end of the quarter, Ioneer had on issue:

•	2.36 billion ordinary shares

•	1.63 million options, and

•	63.16 million performance rights.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Media Contact

Chad Yeftich Ioneer USA Corporation	Ian Bucknell Ioneer Limited

Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com	Investor Relations (AUS) T: +61 434 567 155 E: ir@ioneer.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is one of two known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

In October 2024, Ioneer received its federal permit for the Rhyolite Ridge Lithium-Boron Project from the Bureau of Land Management. In January 2025, the U.S. Department of Energy finalized a $996 million loan debt financing for ioneer’s Rhyolite Ridge lithium project.

Ioneer signed separate offtake agreements with Dragonfly Energy in 2023, Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

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Competent Persons Statement

In respect of Mineral Resources referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “February 2025 Mineral Resource Estimate” dated 5 March 2025, released on ASX. Further information regarding the Mineral Resource estimate can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

Recent Announcements

The table below lists announcements made by the Company during the quarter.

Date Released	Title
20/01/2025	Rhyolite Ridge Lithium-Boron Project Closes US$996m Loan
30/01/2025	December 2024 - Quarterly Cash Flow Report
30/01/2025	December 2024 - Quarterly Activities Report
06/02/2025	Updated Timing of Key Rhyolite Ridge Workstreams
19/02/2025	Half-Yearly Report and Accounts
26/02/2025	Update on Rhyolite Ridge Project Joint Venture
05/03/2025	February 2025 Rhyolite Ridge Mineral Resource Estimate
19/03/2025	Ord Minnett Mining Conference 2025 - Investor Presentation
25/03/2025	Notification regarding unquoted securities - INR

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Appendix 1 - Schedule of Tenements

ASX listing rule 5.3.3

Country	Project	Tenement ID	Tenement Name	Area (km2)	Interest at beginning of quarter	Interest at end of quarter	Note
USA	Rhyolite Ridge	NMC1118666	NLB claims (160)	13	100%	100%	No change
USA	Rhyolite Ridge	NV106310781	NLB claims (41)	1.2	100%	100%	No change
USA	Rhyolite Ridge	NMC1117360	SLB claims (199)	16.5	100%	100%	No change
USA	Rhyolite Ridge	NV105809159	SLB claims (18)	1.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1171536	SLM claims (122)	9.7	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (65)	5.4	100%	100%	No change
USA	Rhyolite Ridge	NV105810398	RR claims (14)	1.1	100%	100%	No change
USA	Rhyolite Ridge	NMC 1129523	BH claims (81)	7	100%	100%	No change
USA	Rhyolite Ridge	NV105272779	RMS mill sites (23)	0.5	100%	100%	No change
USA	Rhyolite Ridge	NV106354216	RMS mill sites (325)	6.6	100%	100%	No change
USA	Rhyolite Ridge	NMC1147932	SLP claims (120)	9.7	100%	100%	No change
USA	Rhyolite Ridge	NV105272053	PR claims (11)	0.9	100%	100%	No change
USA	SM	NMC1166813	SM claims (96)	7.7	100%	100%	No change
USA	GD	NMC1166909	GD claims (13)	1.1	100%	100%	No change
USA	CLD	NMC1167700	CLD claims (65)	5.2	100%	100%	No change

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